                                                                    EXHIBIT 12.1

                           CROSS TIMBERS OIL COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                 (in thousands)


                                                         Year Ended December 31,
                                             -----------------------------------------------
                                               1998      1997     1996      1995      1994
                                             ---------  -------  -------  ---------  -------

Earnings (loss) available to common stock..  $(71,498)  $23,905  $19,790  $(10,538)  $ 3,048
Income tax expense.........................   (35,851)   13,517   10,669    (5,825)    1,730
Interest and debt expense..................    58,499    26,747   17,224    12,922     8,289
Interest portion of rentals (a)............     3,727     3,044    1,830       637       519
Preferred stock dividends..................     1,779     1,779      514         -         -
                                             --------   -------  -------  --------   -------
Earnings (loss) before provision for
 taxes and fixed charges...................  $(43,344)  $68,992  $50,027  $ (2,804)  $13,586
                                             ========   =======  =======  ========   =======

Interest and debt expense..................  $ 58,499   $26,747  $17,224  $ 12,922   $ 8,289
Interest portion of rentals (a)............     3,727     3,044    1,830       637       519
Preferred stock dividends..................     1,779     1,779      514         -         -
                                             --------   -------  -------  --------   -------

Total Fixed Charges........................  $ 64,005   $31,570  $19,568  $ 13,559   $ 8,808
                                             ========   =======  =======  ========   =======

Ratio of Earnings to Fixed Charges               (0.7)(b)   2.2      2.6      (0.2)(c)   1.5

Excess of Fixed Charges over Earnings (Loss) $107,349   $     -  $     -  $ 16,363   $     -

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(a)  Calculated as one-third of rentals.
(b) Negative ratio is the result of a $93.7 million pre-tax net loss on investment in equity securities and a $2 million pre-tax, non-cash impairment charge. Excluding the effects of these charges, the ratio of earnings to fixed charges is 0.8.
(c) Negative ratio is the result of a $20,280,000 pre-tax, non-cash charge recorded upon adoption of Statement of Financial Accounting Standards No.
     121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of.
     Excluding the effect of this charge, the ratio of earnings to fixed charges is 1.3.